NEWS RELEASE

November 23, 2005

Symbols: TSX-Ven: CDU

AMEX: CDY

FSX: CR5

CARDERO ACQUIRES HUACHI COPPER - GOLD PROPERTY,

SAN JUAN PROVINCE, ARGENTINA

Cardero Resource Corp. (“Cardero” or “the Company”) is pleased to announce it has entered into an option to acquire a 100% interest (subject to a 2% NSR) in the Huachi copper - gold property in San Juan Province in northwestern Argentina.  The 432 hectare property, which consists of 72 pertenencias in 30 claim blocks, is located in the Precordillera Range of Argentina, over elevations varying from 2800 to 3250 metres.  The property has good access and exploration can be carried out on a year-round basis.

Geologically, the Huachi property it is comprised of a high-level porphyry complex that displays all the characteristics of a high sulfidation, epithermal gold system.  The property is also prospective for porphyry copper mineralization, the underlying intrusive phases are cross-cut by a well-developed quartz – sulphide stockwork and, locally, copper oxides (in addition to bornite – chalcopyrite – quartz – magnetite – ‘shreddy’ biotite and potassium feldspar) are present.

The hydrothermal system at Huachi measures approximately 3 km in diameter.  The main stockwork zone, which is the principal bulk tonnage gold target identified to date, measures up to 700 metres wide (E-W) and at least 1700 metres long (N-S) and is exposed over a vertical extent of approximately 400 metres.  The system is partly oxidized with the thickness of the oxidized zone varying from 30 to approximately 100 metres or more locally.

During the initial property examination and due diligence Cardero geologists collected 47 rock samples within the “Main Stockwork Zone” at Huachi.  Anomalous gold grades were returned from every area sampled, with an average of all samples returning 0.88 g/t gold.  In addition, a 135 metre long continuous chip sample, collected in a distal portion of the system, averaged 0.38 g/t gold (within which a 10 metre chip sample returned 4.18 g/t gold).

Previous exploration work at the Huachi property appears to have been very limited, and there are no records or evidence of any extensive modern exploration.  Accounts of sporadic mining activity at the Huachi property date back to Pre-Columbian times and small scale artisanal exploitation of the peripheral gold-base metal veins was conducted during the late 1800’s and early to mid 1900’s.  In 1979-80, the San Juan Provincial District of Mines completed a sampling program on the adjacent peripheral veins and old workings, reportedly, a total of 406 samples were taken which returned an average grade of 4.75 g/t gold.

Most recently, in 1999, a Japanese co-operative mission completed studies in the Huachi area and recognized the property’s bulk tonnage gold potential.  In 2000, SEGEMAR (the Argentina Federal Geological Survey) conducted an airborne geophysical survey of the district.  It was not until mid-2003 that the Huachi property became available for acquisition.

The terms of the agreement with the underlying owners (an arm’s length private Argentine company) are as follows:

Payments:
On signing (paid)	US$70,000
10 months	$70,000
24 months	200,000
36 months	600,000
48 months	1,000,000
60 months	3,500,000
Total	US$5,440,000

In addition, Cardero is required to incur minimum exploration expenditures of not less than US$ 750,000 within the first 30 months, and not less than an additional US$ 1,250,000 within the second 30 months.  The owners retain a 2% NSR, which provides for minimum advance royalties (not deductible from actual production royalties).

Cardero is presently carrying out an initial work program consisting of upgrading the property access, to be followed by topographic surveys, mapping and geochemical sampling.

“Huachi substantially increases our precious metal exposure” stated Henk Van Alphen, president of Cardero.  “Although the project is still at an early stage, the fact that every area sampled, including weakly altered rock, returned anomalous gold values is very encouraging.  Furthermore, the access to the project and the infrastructure in the area are both good, and the property can be worked on a year-round basis”.

EurGeol Mark D. Cruise, Cardero’s Vice President, Exploration, a qualified person (as defined by National Instrument 43-101), supervised the preparation of the information contained in this news release.  The initial property examination and due diligence on Huachi was conducted by Sr. Hector Vittone (Cardero Argentina) and Jim Dawson, P. Geo. (Cardero’s Geological Consultant).

The Company is well financed, with $15 million in the treasury, and well positioned to continue to explore its projects in Mexico, Peru, and Argentina.  The common shares of the Company are currently listed on the TSX Venture Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  The Company is actively evaluating gold, silver, copper, iron ore-copper-gold (IOCG) and iron projects, which will continue to ensure the recognition of Cardero as a world-class exploration and development company

For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Henk Van Alphen, President” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com / Phone: (604) 408-7488 / Fax:  (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934.  Such statements include, without limitation, statements regarding future anticipated exploration program results, discovery and delineation of mineral resources/reserves, business and financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend estimate, postulate and similar expressions, or are those that, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the specific geology of the property, the nature and characteristics of any mineralization that may be discovered and the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.